Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No.: 001-16095)

CVS Health + Aetna: Revolutionizing the Consumer Health Care Experience

Important Information for Investors and Shareholders 2 No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any se cur ities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S - 4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov . Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800 - 201 - 0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860 - 273 - 0896.

Important Information for Investors and Shareholders 3 Participants in Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8 - K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8 - K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available .

Cautionary Statement Regarding Forward - Looking Statements 4 The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward - looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward - looking statements within the meaning of the Reform Act. You can generally identify forward - looking statements by the use of forward - looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “foreca st, ” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “sh oul d,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward - looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Statements in this communication regarding CVS Health and Aetna that are forward - looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the t ime necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for t he combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S - X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could

Cautionary Statement Regarding Forward - Looking Statements 5 cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to closing of the proposed transaction may not be satisfied; the ability to achieve th e synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction - related issues. In addition, this communication may contain forward - looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward - looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward - looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete of the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10 - K, as updated by their Quarterly Reports on Form 10 - Q and future filings with the SEC. You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward - looking statements. These forward - looking statements are and will be based upon management’s then - current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward - looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Compelling Strategic Rationale 6

CVS Health - Aetna Combination Will Help Address U.S. Health Care System Challenges 7 COMPELLING STRATEGIC RATIONALE Growth in Health Care Expenditures Increasing Health Care Consumerism Movement To Value - Based Care • Integrating medical and pharmacy benefits with consumer touchpoints to improve outcomes and lower costs • Broad market access • Unique customer touchpoints • Digital assets to drive patient engagement • Combined assets promote lower - cost sites of care and enhanced clinical care programs Aging U.S. Population • More competitive Medicare Advantage and Part D offerings enable efficiencies and complementary expertise CVS Health + Aetna will result in significant benefits to stakeholders

CVS Health and Aetna Bring Unique and Differentiated Capabilities to the Combination 8 COMPELLING STRATEGIC RATIONALE x World class consumer health and engagement model x Leading health financing platform x Best - in - class service x Targeted solutions to improve health and wellness x Differentiated provider collaboration experience – equipping providers with tools to succeed x Innovative plan designs x Unparalleled reach that positions us as the front door to health care x Ability to support patients, payors and providers with innovative, channel - agnostic solutions x Broad capabilities to holistically manage patients x Deep clinical expertise and insights x Leading provider of pharmacy services in long - term care x Unmatched scale in the U.S. making us low - cost provider

Integrated Health Care Platform Offers Better Care and Convenience at a Lower Cost 9 • Better clinical outcomes from combination of medical and pharmacy claims data • Increased patient satisfaction from enhanced consumer engagement • More convenient care from access to “Health Care Hub” • Lower cost to the patient and client • Increased speed and efficiency of treatment Member and client benefits Qualit y Patients Payors Providers Retail Long - Term Care Pharmacy Mail Pharmacy Benefits Specialty Population Health Tools Medical Benefits Digital Clinical Programs Walk - In Clinics Infusion Data & Analytics Benefits Navigator Medical Claims Editing COMPELLING STRATEGIC RATIONALE

Example: CVS Health + Aetna Can Help Better Manage Medical Cost for Chronic Patients 10 COMPELLING STRATEGIC RATIONALE Pain points in current model Ways CVS Health + Aetna can improve Components of care delivery model Inconvenient and inaccessible health care delivery system Insufficient time to fully manage patient population Lack of support after a medical event Lack of coordination to address gaps in care/ unaligned incentives Convenient locations and “last mile” presence In - home and local community - based care New forms of patient interactions to supplement physician office visits Enhanced consumer experience Transitions of care, along with care coaches /pharmacists and other programs Value - based provider relationships Combined pharmacy and medical data – single source for patient records Patient engagement Alignment across providers Access to care Post - discharge